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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               WHAT A WORLD!, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   962433 10 8
                                 (CUSIP Number)


                            James Martin Kaplan, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 August 28, 1996
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       / /

Check the following box if a fee is being paid with this statement.

                                       / /
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               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               David B. Cornstein
                                  ###-##-####

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                       (a) / /


                                       (b) / /

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                              PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                       / /

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

         Number of Shares          7.        SOLE VOTING POWER
         Beneficially Owned                     675,352
         by Each Reporting
         Person With
                                   8.        SHARED VOTING POWER
                                                         0

                                   9.        SOLE DISPOSITIVE POWER
                                                675,352

                                  10.        SHARED DISPOSITIVE POWER
                                                         0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                        675,352

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                       / /

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    29.6%

       14.     TYPE OF REPORTING PERSON
                                     IN

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                                  SCHEDULE 13D

Item 1  - Security and Issuer.

         This Amendment No. 2 to Schedule 13D, dated October 11, 1996, relates to the Common Stock, par value $.01 per share ("Common Stock") of What A World!, Inc., a Delaware corporation (the "Company").

         The address of the Company's principal executive office is Suite 100, McCormick Center II-B, 10901 Roosevelt Boulevard, St.
Petersburg, Florida 33716.

Item 2 - Identity and Background.

         This Amendment No. 2 to Schedule 13D is being filed by David B. Cornstein, the Chairman of the Board and a Director of the Company. The business address of Mr. Cornstein is c/o Finlay Enterprises, Inc., 521 Fifth Avenue, New York, New York 10175.

         Mr. Cornstein's principal occupation is Chairman of the Board of Finlay Enterprises, Inc. ("FEI") and Chairman and Chief Executive Officer of Finlay International. FEI and Finlay International are located at 521 Fifth Avenue, New York, New York 10175.

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         During the last five years, Mr. Cornstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Cornstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In July 1993, Mr. Cornstein purchased 600,000 shares of Common Stock of the Company (after giving effect to a 20,000-for-one stock split effected in July 1994) for a purchase price of $60,000. On September 8, 1994 Mr. Cornstein contributed 204,937 shares of Common Stock back to the Company. Mr. Cornstein also agreed to make certain loans to the Company (the "Original Stockholder Loans"), on a revolving and unsecured basis, from time to time until January 31, 1996, of up to $195,000. In connection with the Company's initial public offering of securities (the "Offering"), all of the outstanding principal amount owed to Mr. Cornstein under the Original Stockholder Loans was converted, as of November 17, 1994, into 39,000 shares of Common Stock at a price of $5.00 per share.

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         On November 28, 1994, Mr. Cornstein purchased 35,000 shares of Common
Stock at a price of $5.00 per share in the Offering.

         Effective as of the effective date of the Offering and pursuant to the Company's 1994 Nonemployee Directors' Stock Option Plan (the "Directors' Plan"), Mr. Cornstein was granted options to purchase 2,500 shares of Common Stock at a price of $5.00 per share. On June 28, 1996, pursuant to the Directors' Plan, Mr. Cornstein was granted options to purchase 2,500 shares of Common Stock at a price of $1.6875 per share.

         On December 22, 1994, Mr. Cornstein purchased 10,000 shares of Common Stock in the open market at a price of $3.50 per share.

         On January 31, 1995, Mr. Cornstein purchased 5,000 shares of Common Stock in the open market at a price of $3.50 per share.

         On October 27, 1995, Mr. Cornstein purchased 3,000 shares of Common Stock in the open market at a price of $3.25 per share.

         On June 28, 1996, Mr. Cornstein purchased 1,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On July 29, 1996, Mr. Cornstein purchased 2,000 shares of Common Stock in the open market at a price of $0.875 per share.

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         From July 30, 1996 through August 19, 1996, Mr. Cornstein purchased
3,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On August 21, 1996, Mr. Cornstein purchased 500 shares of Common Stock in the open market at a price of $1.0625 per share.

         From August 29, 1996 through September 6, 1996, Mr. Cornstein purchased 700 shares of Common Stock in the open market at a price of $1.125 per share.

         On September 16, 1996, Mr. Cornstein purchased 9,500 shares of Common Stock in the open market at a price of $1.00 per share.

         On September 24, 1996, Mr. Cornstein purchased 6,589 shares of Common Stock in the open market at a price of $1.05 per share.

         On December 2, 1994, Mr. Cornstein purchased warrants ("Warrants") to purchase 10,000 shares of Common Stock in the open market at a price of $.6875 per Warrant. The Warrants are exercisable between May 17, 1995 and May 17, 1998 at an exercise price of $5.00 per share.

         On January 10, 1995, Mr. Cornstein purchased 10,000 Warrants in the open market at a price of $.6875 per Warrant.

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         From January 13, 1995 through January 19, 1995, Mr. Cornstein purchased
50,000 Warrants in the open market at a price of $1.125 per Warrant.

         On August 28, 1996, in connection with a Seasonal Secured Loan commitment in the aggregate amount of $270,000 made by Mr. Cornstein to the Company, Mr. Cornstein was granted warrants to purchase 90,000 shares of Common Stock. Such warrants are exercisable until August 31, 2001 at a price of $1.00 per share.

         All of Mr. Cornstein's purchases of Common Stock and Warrants were from Mr. Cornstein's personal funds.

Item 4.  Purpose of Transaction.

         Mr. Cornstein acquired the Common Stock and Warrants for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Cornstein to acquire or dispose of Common Stock and Warrants, and other business opportunities available to Mr. Cornstein, and other relevant factors, Mr. Cornstein may in the future take such actions with respect to such holdings in the Company's Common Stock and Warrants as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common

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Stock and Warrants in the open market, the purchase of additional Common Stock and Warrants in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock and Warrants now owned or hereafter acquired by Mr. Cornstein, either in a sale of Common Stock or Warrants in the open market or the sale of Common Stock or Warrants in privately negotiated transactions to one or more purchasers.

         Except as described above, Mr. Cornstein has not formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

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         (e) Any material change in the present capitalization or dividend policy of the Company;
         (f) Any other material change in the Company's business or corporate structure;
         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Mr. Cornstein owns directly 675,352 shares of Common Stock, including options to purchase 5,000 shares of Common Stock and warrants to purchase 160,000 shares of Common Stock, constituting, in the aggregate, approximately 29.6% of the issued and outstanding shares of such stock as of the date hereof.

         Hence, Mr. Cornstein has sole power to vote or direct the vote of 675,352 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to

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direct the disposition of 675,352 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock.

         (c) Except for the purchase by Mr. Cornstein of an aggregate of 22,289 shares of Common Stock in the open market and the grant to Mr. Cornstein of warrants to purchase 90,000 shares of Common Stock, each as described elsewhere herein, no transactions in Common Stock or Warrants were effected by the persons named in response to Paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

         (d) No person other than Mr. Cornstein has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Cornstein or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cornstein and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities,

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finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that:

                  (i) In connection with the Offering, Mr. Cornstein agreed with Whale Securities Co., L.P. ("Whale"), the underwriter for the Offering, to vote for Whale's designee as a director of the Company until November 17, 1999.

                  (ii) Mr. Cornstein has certain "piggyback" registration rights pursuant to a stockholders agreement, dated as of July 21, 1993, the only material operative provisions of which remaining after the Offering involve such or similar registration rights.

                  (iii) Mr. Cornstein has certain "piggyback" registration rights pursuant to the Warrant and Registration Agreement, dated as of August 28, 1996, by and between the Company and Mr. Cornstein.

Item 7.  Material to be Filed as Exhibits.

           1. Letter Agreement dated November 17, 1994, by David B. Cornstein in favor of Whale Securities Co., L.P. (previously filed)

           2. Form of Warrant and Registration Agreement, dated as of August 28, 1996, by and between the Company and Mr. Cornstein (filed herewith).

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           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996



                                       By /s/David B. Cornstein
                                         --------------------------------------
                                         David B. Cornstein

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                                INDEX OF EXHIBITS




1. Letter Agreement dated November 17, 1994, by David B. Cornstein in favor of Whale Securities Co., L.P. (previously filed)

2. Form of Warrant and Registration Agreement dated as of August 28, 1996, by and between What A World!, Inc. and David B. Cornstein (filed herewith).

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